Dorato Resources Inc.

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August 30, 2010

NR10-18 Continued

#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR10-19

September 13, 2010

Minera Afrodita Commences Drill Testing Taricori East

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) is pleased to announce that Minera Afrodita has commenced drilling on the high priority geophysical – geochemical Taricori East Target (formerly Canelo).  Dorato has a right to acquire 100% of Minera Afrodita.

Taricori East Target Details

The Taricori East Drill Target is defined by the Canelo geophysical anomalies (Figures 1 & 2) and is supported by robust gold-in-soil geochemistry – 76 soil samples located within the geophysical anomaly range from 29.9 ppb to 947.6 ppb (0.95 g/t) gold – that is highly anomalous for soil geochemistry.  In terms of multi-element support, copper values range from 20.19 ppb to 506.81 ppb and silver ranges from 267 ppb to 7,423 ppb.  Recent drilling at Taricori has intersected increasing intensities of potassic alteration to the east, which together with compelling geophysical and geochemical data, thus upgrading the priority of the eastern Taricori Zone.

Figures 1 & 2: Location of the Taricori East Drill Target (Canelo geophysical anomalies).

Figure 1 shows electromagnetic response (EM-Z4) and Figure 2 shows magnetic response.

With limited rock outcrop in the Taricori East area, the geophysical data is interpreted to indicate the presence of significant sulphide mineralization.  The results are eagerly anticipated – drill hole intecepts from the Taricori East geophysical target would validate Mineral Afrodita’s systematic exploration methodology in the Cordillera del Condor.

“In a large, emergent unexplored belt like the Cordillera Del Condor, explorationists need a method that can quickly and efficiently detect large mineralized systems”, stated Keith Henderson, Dorato’s President & CEO. “Geophysical technology cannot directly detect gold – copper mineralization, but critically, if it can locate sulphide mineralization, Afrodita can have confidence in the new geophysical targets being generated by ongoing surveys elsewhere in the belt.  Geophysics could be the game-changer in the Cordillera.”

Ongoing Work

Work is ongoing at Lucero with additional soil and rock sample results pending.  Drilling at Taricori is ongoing, with 36 drillholes now complete.  Results to drillhole TAR-025 have recently been released and additional results will be released in due course.  Finally, the airborne geophysical survey has now commenced.

Cordillera Del Condor Background

The Cordillera Del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources; 13.6 million ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated; 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s emerging Jerusalem Gold deposit in the Chinapintza district (measured & indicated; 0.58 million ounces gold at 12.4 g/t gold, inferred; 0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a shareholder.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, including two agreements signed in recent weeks, now has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera Del Condor and a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.